Exhibit 99.5

Form 51-102F3
  Material Change Report

Item 1
Name and Address of Company

Digatrade Financial Corp.
1500 West Georgia Street, Suite 1300
Vancouver, BC V6G-2Z6

Item 2
Date of Material Change

September 18, 2019

Item 3
News Release

September 18, 2019
Dissemination via Sedar and under Form 6-K on Edgar

Item 4
Summary of Material Change

DIGATRADE FINANCIAL CORP FILES Q3.2019 FINANCIAL STATEMENTS

Item 5
Full Description of Material Change

5.1
Full Description of Material Change

Vancouver, British Columbia – October 18, 2019 – DIGATRADE FINANCIAL CORP (OTC.PK: DIGAF) a financial technology “Fintech” company today announced it has filed the Q3.2019 financial statements and MDA for period ended September 30, 2019 on Sedar and Edgar.

5.2
Disclosure for Restructuring Transactions

None

Item 6
Reliance on subsection 7.1(2) of National Instrument 51-102

None

Item 7
Omitted Information

None

Item 8
Executive Officer

Brad J. Moynes, CEO
+1(604) 200-0071

Item 9
Date of Report

October 18, 2019